UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2007
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from . . . . to . . . .

Commission file number 1-7627

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
(Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2007

INDEX

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits As of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2007

Notes to Financial Statements

Supplemental Schedules*:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2007

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Frontier Refining & Marketing Inc. Collectively Bargained Employees Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of Frontier Refining & Marketing Inc. Collectively Bargained Employees Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Denver, Colorado
June 26, 2008

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2007 and 2006

	2007	2006
ASSETS
Investments at Fair Value (Note 2):
Plan Interest in Frontier Oil Refining and Marketing Master Trust	$30,406,120	$27,015,325
Participant Loans	905,468	1,076,815
	31,311,588	28,092,140

Receivables:
Employer Contributions	316,037	270,325
Employee Contributions	-	33,188
Accrued Income	-	2,803
	316,037	306,316

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	31,627,625	28,398,456

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(55,884)	(54,477)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$31,571,741	$28,343,979

The accompanying notes are an integral part of these statements.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2007

Contributions:
Employer	$1,193,989
Participant	1,260,173
Rollovers	5,787

Total Contributions	2,459,949

Investment Income:
Plan’s share of Master Trust Investment Income (Note 2)	3,879,532
Participant Loan Interest	79,271

Net Investment Income	3,958,803

Deductions:
Benefits Paid to Participants	(1,637,464)
Investment Management and Loan Fees	(6,523)
Transfers to Frontier Retirement Savings Plan	(1,547,003)

Total Deductions	(3,190,990)

Increase in Net Assets	3,227,762

Net Assets Available for Plan Benefits:
Beginning of Year	28,343,979
End of Year	$31,571,741

The accompanying notes are an integral part of these statements.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1.   SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Frontier Refining & Marketing Inc. and Subsidiaries (the “Company”) Collectively Bargained Employees Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any person who is employed by the Company, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company if the agreement provides for participation in a retirement plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Pension Benefit Guaranty Corporation does not guarantee Plan benefits.  Any eligible employee will be considered a “Participant” in the Plan effective the first of the month following date of hire.

All of the Plan’s assets are held in the Frontier Oil Refining and Marketing Master Trust (the “Master Trust”).  The Trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual fund and common/collective Trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.  Participant loans are valued at the outstanding loan balances.

The Master Trust invests in the Fidelity Managed Income Portfolio, which is a stable value fund that is a commingled pool of the Fidelity Trust for Employee Benefit Plans.  The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for plan benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for plan benefits is presented on a contract value basis and is not affected by the adoption of the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yield of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable laws, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust.

Contributions

Each year, a committee of the Company’s Board determines a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements.  Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine.  As contractually agreed, a percentage contribution of 8% was made by the Company for the year ended December 31, 2007, for Participants employed by the Company as of December 31, 2007.

A Participant is eligible to receive a quarterly Profit-Sharing Contribution, currently funded after the end of the said quarter, if the Participant is an eligible employee at the end of the said quarter.

Participants may elect to contribute (“Employee Contributions”) from 1% to 60% of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Participants who are age 50 or older can contribute additional amounts to the Plan each year ($5,000 in 2007) as allowed per the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

During the year ended December 31, 2007, as contractually agreed, no Matching Contributions were made for Participants employed by the Company as of December 31, 2007.

Total annual additions for the combined Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $45,000.

Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant.  Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined.  As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date.  In addition, hardship distributions are permitted if certain criteria are met.  The Plan provides that Participants may receive in-service distributions of any or all of their account as of the date they attain age 59½.  Any amounts subsequently credited to their Account shall be available after each such contribution.  Benefits are recorded when paid.

Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan.  The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines.  The maximum amount available for borrowing is 50% of the Participant’s account balance, not to exceed $50,000.  The loans are secured by the balance in the Participants account and bear interest at rates commensurate with the local prevailing rates.  Principal and interest is paid ratably through payroll deductions.

Participant Transfers

If a Plan participant changes status such that they become a participant in the Frontier Retirement Savings Plan, their Account balance is transferred from the Plan into the Frontier Retirement Savings Plan.  The Frontier Retirement Savings Plan is a defined contribution plan covering any person who is employed by Frontier Oil Corporation or the Company, is not a non-resident alien or “leased” employee and who is not an employee at the Company’s Cheyenne, Wyoming refinery covered by a collective bargaining agreement between employee representatives and the Company.  During the year ended December 31, 2007, participant transfers totaling $1,547,003 were made out of the Plan into the Frontier Retirement Savings Plan.

Adoption of New Accounting Guidance

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements which establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS No. 157 states that fair value is “the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).”  The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Plan management is currently evaluating the effect that this statement will have on the Plan’s financial statements, but does not believe that it will have a material effect on the statements of assets available for plan benefits and changes in net assets available for plan benefits.

2.   INVESTMENTS

The Plan’s investment assets, except participant loans, are held in a Trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a Master Trust established by the Company and administered by the Trustee.  Use of the Master Trust permits the commingling of Trust assets with assets of the Frontier Retirement Savings Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.  The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan administrator establishes the available investment alternatives administered under the Master Trust.  Each Plan Participant directs the investment of all contributions (both employer and Participant contributions) to the Participant’s Account in increments of 10% in any one or more of the available investment alternatives.  As of December 31, 2007, there are forty-one investment alternatives from which the Participant may choose, including a common/collective trust fund and mutual funds.

The Administrative Committee of the Plan decided that effective December 31, 2007 the Frontier Oil Corporation common stock would no longer be an investment alternative in the Plan.  The decision to eliminate this fund as an investment option was given serious thought and consideration and was driven by legal advice and the suggestion of the Trustee.  The committee was concerned that many of the Participants’ account balances were heavily invested in the Frontier Oil Corporation common stock  and that these Participants had not diversified and/or rebalanced their investments.

Prior to December 31, 2007, the Master Trust invested in the Frontier Oil Corporation common stock investment alternative, which is a unitized employer stock fund.  A unitized employer stock fund allows Participants the benefits of being invested in their company's stock while allowing for daily trading, similar to a mutual fund.  The fund is comprised of the underlying company stock and a short-term cash component.  The percentage of the fund that is invested in cash is based on plan sponsor direction.  The short-term cash component provides liquidity for daily trading.

The following table presents the fair value of the investments held in the Master Trust as of December 31, 2007 and 2006:

	2007	2006

Investments at Fair Value:
Cash	$-	$568,130
Mutual Funds	135,494,796	97,589,073
Frontier Oil Corporation Common Stock	-	12,925,817
Common/Collective Trust Fund	15,375,788	12,404,986
Net Assets of the Frontier Oil Refining and Marketing Master Trust at Fair Value	150,870,584	123,488,006
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(163,542)	(122,222)

Net Assets of the Frontier Oil Refining and Marketing Master Trust	$150,707,042	$123,365,784

Plan’s interest in net assets of the Frontier Oil Refining and Marketing Master Trust at fair value	30,406,120	27,015,325
Plan’s interest in Master Trust as a percentage of the total	20%	22%

The net investment earnings of the Master Trust for the years ended December 31, 2007 and 2006 is summarized below:

	2007	2006

Dividend and Interest Income	$8,372,246	$6,630,477

Net appreciation in fair value of investments whose fair value was determined on quoted market prices:
Mutual funds	3,534,231	5,168,976
Frontier Oil Corporation common stock fund (unitized fund)	6,702,886	4,409,653
Net appreciation in fair value of investments	10,237,117	9,578,629

Investment income of Master Trust	$18,609,363	$16,209,106

3.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 13, 2004, that the Plan and related Trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan Sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.   PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective Trust fund managed by Fidelity Management Trust Company, the Trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Prior to December 31, 2007, the Master Trust invested in shares of Frontier Oil Corporation Common Stock, which also qualified as exempt party-in-interest transactions.  As of December 31, 2007 and 2006, the Master Trust held 0 and 139,929 units, respectively, of the Frontier Oil Corporation Common Stock Unitized Fund, with a cost basis of $0 and $6,036,756, respectively.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$31,571,741	$28,343,979
Adjustment from contract value to fair value for fully benefit responsive investment contracts	55,884	54,477
Deemed distributions	(12,152)	-
Net assets available for benefits per the Form 5500, at fair value	$31,615,473	$28,398,456

2007
Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$3,227,762
Adjustment from contract value to fair value for fully benefit-responsive wrap contracts as of December 31, 2006	(54,477)
Adjustment from contract value to fair value for fully benefit-responsive wrap contracts as of December 31, 2007	55,884
Deemed distributions	(12,152)
Net income per Form 5500	$3,217,017

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT
END OF YEAR)
As of December 31, 2007

Identity of Issuer	Description of Investments	Shares or Units	Fair Value

*Plan Participants	Participant Loans, maturing between February 27, 2008
	and February 10, 2017, 5.00% to 9.50% interest		$ 893,316

*Represents a party-in-interest.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

By:	/s/ Nancy J. Zupan
Nancy J. Zupan
Vice President - Controller (principal accounting officer)

Date: June 26, 2008